BurTech Acquisition Corp.
1300 Pennsylvania Ave NW, Suite 700

Washington, DC 20004

December 8, 2021

VIA EDGAR & TELECOPY
Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	BurTech Acquisition Corp. (the “Company”)

Registration Statement on Form S-1
(File No. 333-258914) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on December 10, 2021, or as soon thereafter as practicable.

Very truly yours, BurTech Acquisition Corp.

By:	/s/ Shahal Khan
Name: Shahal Khan Title: Chief Executive Officer